EXHIBIT 99.1

Notice of Preliminary Results

18 February 2005

Xenova Group plc

Xenova Group plc (NASDAQ: XNVA; London Stock Exchange: XEN) will be announcing its preliminary results for the year ended 31 December
2004 on Thursday 3 March 2005.

Enquiries:

Financial Dynamics
Mo Noonan Tel: +44 (0) 20 7831 3113